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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 05 2019
Washington DC
413

SEC FILE NUMBER
8-23411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Magnus Oppenheim & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Madison Avenue / 9th Floor
(No. and Street)

New York (City) NY (State) 10016-2303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Magnus Oppenheim 212-983-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue (Address) Daytona Beach Shores (City) FL (State) 32118 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E. Magnus Oppenheim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co., Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

Signature

President

Title

LONETTE D. DURRANT
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01DU6186105
Qualified in Kings County
Commission Expires April 28, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. MAGNUS OPPENHEIM & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2018

E. MAGNUS OPPENHEIM & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholders
of E. MAGNUS OPPENHEIM & CO., INC.

Opinion on the Financial Statements

We have audited the financial statements of E. MAGNUS OPPENHEIM & CO., INC. ("Company") which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as E. MAGNUS OPPENHEIM & CO., INC.'s auditor since 2017.
February 22, 2019

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		For Year Ended December 31, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	23,288
Due from Clearing		87,933
Total current assets		111,221
OTHER ASSETS		
Deposit at Clearing		15,022
Other assets		57,503
TOTAL ASSETS	$	183,746
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	26,292
Advances		5,704
Total current liabilities		31,996
STOCKHOLDERS' EQUITY		
Common stock, $1 Par Value, 200 shares authorized, 50 shares issued and outstanding		50
Retained earnings		151,700
Total Stockholders' Equity		151,750
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	183,746

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2018

		2018
REVENUES:		
Advisory fees	$	572,306
Commissions, net of clearing fees		41,045
Interest and dividend income		109
Total revenue		613,460
EXPENSES:		
Officers compensation	$	44,347
Employee compensation		331,416
Payroll and other taxes		20,907
Insurance		26,395
Rent		27,943
Communication & Data Processing		1,558
Professional fees		35,428
General & administrative		26,886
Custodial fees		65,763
Contributions		-
Travel & marketing		2,659
Total expenses		583,302
NET (LOSS) FROM OPERATIONS	$	30,158

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2018

	Common Stock						
	Number of Shares		Amount		Retained Earnings		Total Stockholders' Equity
Balance at January 1, 2018	50	$	50	$	139,803	$	139,853
Capital Contribution	-		-		0		0
Net Income			-		30,158		30,158
Distribution of capital					(18,261)		(18,261)
Prior Period Adjustment	-		-		0		0
Balance at December 31, 2018	50	$	50	$	151,700	$	151,750

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	30,158
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Increase in Prepaid expenses		-
Increase in due from clearing		33,092
Increase in deposit at clearing		(14)
Increase in other assets		(56,055)
Increase in accounts payable and accrued expenses		5,608
Increase in advances		(850)
Decrease in deferred revenue		
NET CASH PROVIDED BY OPERATING ACTIVITIES		11,939
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		(18,261)
Net change Capital contributions		-
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		(18,261)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(6,322)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		29,610
CASH AND CASH EQUIVALENTS, END OF YEAR	$	23,288

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
E. MAGNUS OPPENHEIM & CO., INC. ("Company") is a New York corporation conducting business as a Registered Investment Advisor and securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is a FINRA member broker-dealer, with a perpetual period of duration, and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenue as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collective amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2018, management believes all receivables to be fully collectible.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013 through 2018) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2018.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company is an investment manager to the E.M.O Sterling Return LT Fund, L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a fund accountant and an independent certified public accountant to monitor its activities, annual statement., and investment assets values.

The Company earned $572,306 in advisory fees during the year. Accounts receivable from December 31, 2018 was $116,081.

The Company paid its principal shareholder a salary in the amount of $44,347.

The Company contributed $0 to the E. Magnus Oppenheim Foundation.

The Company leases office space from an affiliated company E.O & R.O. LLC under a subleasing arrangement. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC. The total rent paid was $27,943.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2018, the Company has net allowable capital of $79,225 which exceeded the required net capital by $74,225.

Note 5 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

E. MAGNUS OPPENHEIM & CO., INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(d)(4)
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total stockholder's equity from Statement of Financial Condition	$	151,750
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		151,750
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2018		-
Total capital and allowable subordinated liabilities		151,750
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		72,525
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		79,225
Haircuts on securities:		
Other		-
Net capital	$	79,225
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	2,133
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		74,225
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		73,225
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2018)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		79,225
Net audit adjustments		-
Net capital per above		79,225

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
SCHEDULE II
COMPUTATION OFAGGREGATE INDEBTEDNESS UNDER RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	31,996
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	31,996
Ratio: Aggregate indebtedness to net capital (0.40 to 1)		40.39%

NOTE:
There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2018.

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
E. Magnus Oppenheim & Co., Inc.

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) E. Magnus Oppenheim & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 22, 2019

E. Magnus Oppenheim & Co., Inc.
Exemption Report Pursuant To SEC Rule 17a-5
For the Year Ending December 31, 2018

E. Magnus Oppenheim & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a- 5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule). E. Magnus Oppenheim & Co., Inc. an exemption from SEC Rule 15c3-3.

During the fiscal year ending December 31, 2018, E. Magnus Oppenheim & Co., Inc. met without exception the aforementioned exemption provisions from 17C.F.R. 240.15c3-3.

I, E. Magnus Oppenheim, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: E. Magnus Oppenheim

E. Magnus Oppenheim
Title: President

Date: 2/21/19

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of E Magnus Oppenheim & Co., Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by E Magnus Oppenheim & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating E Magnus Oppenheim & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. E Magnus Oppenheim & Co., Inc.'s management is responsible for E Magnus Oppenheim & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA
Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 22, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******173*****************ALL FOR AADC 100
23411 FINRA DEC
E MAGNUS OPPENHEIM & CO INC
261 MADISON AVE 9TH FLR STE 9015
NEW YORK, NY 10016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

212-983-1818

2. A. General Assessment (item 2e from page 2) $ 920.19

B. Less payment made with SIPC-6 filed (exclude interest) (428.82)

7-18-18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 491.37

E. Interest computed on late payment (see instruction E) for ...... days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 491.37

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 491.37

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

[signature]
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 1 day of 24, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 613,460.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

[redacted]

E. MAGNUS OPPENHEIM & CO., INC.

1-2/210

DATE JAN 22, 2019

PAY TO THE ORDER OF SIPC $ 491.37

Four Hundred Ninety One Dollars & 37/100 DOLLARS

CHASE
JPMorgan Chase Bank, N.A.
www.Chase.com

FOR SIPC-7

[signature]

[redacted] [redacted]

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 613,460.

2e. General Assessment @ .0015 $ 920.19

(to page 1, line 2.A.)